Filed by Agrium Inc.

(Commission File No. 001-14460)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with CF proposed by Agrium, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Agrium would file with the SEC regarding the proposed transaction if such a negotiated transaction with CF is reached or for any other document which Agrium may file with the SEC and send to Agrium or CF stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or tender offer statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this communication constitute “forward-looking statements” within the meaning of the U.S. federal securities laws or “forward-looking information” within the meaning of applicable Canadian securities legislation (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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On February 25, 2009, Agrium sent a letter to its employees concerning the proposed transaction with CF. A copy of the letter follows.

*****

Agrium Inc. 13131 Lake Fraser Drive S. E. Calgary, Alberta, Canada T2W 7E8 Telephone (403) 225-7000

Michael M. Wilson

President & CEO

February 25, 2009

To All Employees:

I am pleased to announce that as part of our continuing growth strategy, we submitted a proposal to acquire the outstanding shares of CF Industries Holdings, Inc. (“CF”) this morning. CF is one of the largest nitrogen and phosphate producers in the United States, with significant distribution capabilities across North America. If our bid is successful, we would triple our phosphate and UAN capacity, significantly enhance our international nutrient distribution business, while creating a global leader in nitrogen and phosphate production and sales.

It is extremely important that all communications on this matter be limited to a few individuals. External communications on this subject are restricted to the CEO, CFO and the Investor Relations department. It is imperative that all employees refrain from speaking to CF staff about the transaction. If you need to communicate with CF in your normal course of business, it is essential that you decline to comment on the offer or speculate on the transaction.

The offer we made today may result in a drawn out process. Given the nature of our proposal, it is difficult to predict when CF’s board of directors will engage in discussions to negotiate the deal. Once the transaction is complete, we will need your help in integrating CF’s strong team into our organization. Information on the integration process will be provided at a later time, as our primary focus at the moment is the success of the offer.

Our ability to make this offer is possible because of the excellent results we have achieved over the past few years across the whole organization thanks to your continued dedication and hard work. This transaction will not diminish our ability to continue to pursue other strategic opportunities across all three of our business units. This proposed acquisition is just one more step on our journey toward achieving our vision for Agrium.

A web page has been set up at www.agrium.com providing a list of questions and answers regarding our offer for CF. We will keep this website up to date with our latest communications regarding the proposed transaction.

Thank you in advance for your support in making this acquisition a success.

Sincerely,

Mike Wilson